UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number: 001-39240

GFL Environmental Inc.

(Translation of registrant’s name into English)

100 New Park Place, Suite 500

Vaughan, Ontario, Canada L4K 0H9

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Subordinate Voting Share Offering, Tangible Equity Unit Offering and Entry into Material Definitive Agreements.

On March 5, 2020, GFL Environmental Inc. (the “Company”) completed its initial public offering (the “Subordinate Voting Share Offering”) of its subordinate voting shares (“Subordinate Voting Shares”), and the concurrent public offering (the “Units Offering” and, together with the Subordinate Voting Share Offering, the “Offerings”) by the Company of its 6.00% tangible equity units (“Units”), described in the Company’s prospectus relating to the Subordinate Voting Share Offering and the Company’s prospectus relating to the Units Offering, in each case dated March 2, 2020 (collectively, the “Prospectuses”), filed with the U.S. Securities and Exchange Commission on March 4, 2020 pursuant to Rule 424(b) of the U.S. Securities Act of 1933, as amended, which is deemed to be part of the Company’s Registration Statement on Form F-1 (File No. 333-232731), as amended (the “Registration Statement”).

The Company sold 73,361,842 Subordinate Voting Shares at a public offering price of US$19.00 (or C$25.33)1 per share. In addition, a selling shareholder in the Subordinate Voting Share Offering sold 1,638,158 Subordinate Voting Shares at a public offering price of US$19.00 (or C$25.33) per share. The Company granted the underwriters in the Subordinate Voting Share Offering a 30-day option to purchase up to an additional 11,250,000 Subordinate Voting Shares at the public offering price less underwriting discounts and commissions to cover over-allotments, if any. In addition, the Company issued and sold 15,500,000 Units in the Units Offering with a stated amount of US$50.00 per Unit. The Company granted the underwriters in the Units Offering a 13-day option to purchase up to an additional 2,325,000 Units at the public offering price less underwriting discounts and commissions to cover over-allotments, if any.

The Company received aggregate net proceeds from the Offerings of approximately US$2,086.1 million (or C$2,781.4 million ) after deducting underwriting discounts and commissions and estimated offering expenses payable by it.  As contemplated by the Prospectuses, the Company intends to use the net proceeds from the Offerings to redeem all of its outstanding 5.625% senior notes due 2022 (the “2022 Notes”), all of its outstanding 5.375% senior notes due 2023 (the “2023 Notes”), US$270.0 million aggregate principal amount of its 7.000% senior notes due 2026 (the “2026 Notes”) and US$240.0 million aggregate principal amount of its 8.500% senior notes due 2027 (the “2027 Notes”), to pay related fees, premiums and accrued and unpaid interest on such notes and to repay indebtedness outstanding under its credit agreements.  Any remaining net proceeds will be used for general corporate purposes, including strengthening its balance sheet by paying down additional indebtedness and/or funding its growth strategies, including future acquisitions.  The Company did not receive any of the proceeds from the sale of Subordinate Voting Shares by the selling shareholder.

In connection with the Unit Offering, the following agreements were entered into:

1  Canadian dollar denominated amounts referred to in this Current Report on Form 6-K are calculated based upon an exchange rate of US$1.00 = C$1.3333.

Units

The Company issued the Units and Purchase Contracts (as defined below) under a purchase contract agreement (the “Purchase Contract Agreement”), dated as of March 5, 2020, among the Company, U.S. Bank N.A., as purchase contract agent, as attorney-in-fact for holders of Purchase Contracts and as U.S. trustee under the indenture referred to below and Computershare Trust Company of Canada, as Canadian trustee under the indenture referred to below. The Company issued the Amortizing Notes (as defined below) under an indenture dated as of March 5, 2020, between the Company and U.S. Bank N.A., as U.S. trustee (the “Base Indenture”), as supplemented by the First Supplemental Indenture dated as of March 5, 2020, among the Company, U.S. Bank N.A., as U.S. trustee and Computershare Trust Company of Canada, as Canadian trustee (the “First Supplemental Indenture” and, together with the Base Indenture, the “Indenture”).

Each Unit offered is composed of (i) a prepaid stock purchase contract issued by the Company (each, a “Purchase Contract”) pursuant to which the Company will deliver to the holder, not later than March 15, 2023 (subject to postponement in certain limited circumstances, the “mandatory settlement date”), unless earlier settled at the holder’s or the Company’s option, a number of Subordinate Voting Shares per Purchase Contract equal to the settlement rate described below, and (ii) a senior amortizing note issued by the Company (each, an “Amortizing Note”) with an initial principal amount of US$8.5143 that pays equal quarterly installments of US$0.7500 per Amortizing Note (except for the June 30, 2020 installment payment, which will be US$0.8333 per Amortizing Note), which cash payment in the aggregate will be equivalent to 6.00% per year with respect to the US$50.00 stated amount per Unit.

Purchase Contracts

Unless earlier settled at the holder’s or the Company’s option, for each Purchase Contract the Company will deliver to holders on the mandatory settlement date a number of Subordinate Voting Shares. The number of Subordinate Voting Shares issuable upon settlement of each Purchase Contract (the “mandatory settlement rate”) will be determined as follows:

•                  if the Applicable Market Value (as defined below) is greater than the threshold appreciation price (initially approximately US$22.80), then the holder will receive 2.1930 Subordinate Voting Shares for each Purchase Contract (the “minimum settlement rate”);

•                  if the Applicable Market Value is less than or equal to the threshold appreciation price but greater than or equal to the reference price (initially approximately US$19.00), then the holder will receive a number of Subordinate Voting Shares for each Purchase Contract having a value, based on the Applicable Market Value, equal to US$50.00, divided by the Applicable Market Value; and

•                  if the Applicable Market Value is less than the reference price, then the holder will receive 2.6316 Subordinate Voting Shares for each Purchase Contract (the “maximum settlement rate”).

The “Applicable Market Value” means the arithmetic average of the VWAPs (as defined in the Purchase Contract Agreement) per Subordinate Voting Share on each of the 20 consecutive trading days beginning on, and including, the 21st scheduled trading day immediately preceding March 15, 2023. The minimum settlement rate and the maximum settlement rate are each subject to adjustment as set forth in the Purchase Contract Agreement.

At any time prior to 5:00 p.m., New York City time, on the second scheduled trading day immediately preceding March 15, 2023, a holder of Purchase Contracts may settle any or all of its Purchase Contracts early, in which case the Company will deliver a number of Subordinate Voting Shares per Purchase Contract equal to: (i) if a holder of Purchase Contracts settles Purchase Contracts prior to 5:00 p.m., New York City time, on September 4, 2020, 95% of the minimum settlement rate on the early settlement date, and (ii) if a holder of Purchase Contracts settles Purchase Contracts commencing on September 4, 2020, the minimum rate on the early settlement date, subject in either case to adjustment as set forth in the Purchase Contract Agreement. In addition, at any time prior to the second scheduled trading day immediately preceding March 15, 2023, if a “Fundamental Change” (as defined in the Purchase Contract Agreement) occurs, holders may settle any or all of their Purchase Contracts early. If a holder elects to settle its Purchase Contracts early in connection with such Fundamental Change, it will receive a number of Subordinate Voting Shares (and any cash payable for fractional shares) per Purchase Contract based on the

“Fundamental Change Early Settlement Rate” as defined in, and in accordance with, the Purchase Contract Agreement. In either case, upon early settlement at a holder’s election of a Purchase Contract that is a component of a Unit, the corresponding Amortizing Note will remain outstanding and be beneficially owned by or registered in the name of, as the case may be, the holder who elected to settle the related Purchase Contract early.

On or after March 15, 2021, the Company may elect to settle all, but not less than all, outstanding Purchase Contracts at the “early mandatory settlement rate” on a date fixed by the Company upon not less than five business days’ notice. The “early mandatory settlement rate” will be the maximum settlement rate as of the relevant notice date, unless the closing price per Subordinate Voting Share for at least 20 trading days (whether or not consecutive), including the trading day immediately preceding the notice date in a period of 30 consecutive trading days ending on, and including, the trading day immediately preceding the notice date exceeds 130% of the threshold appreciation price in effect on each such trading day, in which case the “early mandatory settlement rate” will be the minimum settlement rate as of the notice date. If the Company elects to settle all the Purchase Contracts early, holders will have the right to require the Company to repurchase their Amortizing Notes on the terms set forth in the First Supplemental Indenture.

Amortizing Notes

Each Amortizing Note will have an initial principal amount of US$8.5143, will bear interest at a rate of 4.00% per annum and will have a final installment payment date of March 15, 2023. On each March 15, June 15, September 15 and December 15, commencing on June 15, 2020, the Company will pay equal quarterly cash installments of US$0.7500 per Amortizing Note (except for the June 15, 2020 installment payment, which will be US$0.8333 per Amortizing Note), which will constitute a payment of interest and a partial repayment of principal, and which cash payment in the aggregate per year will be equivalent to 6.00% per year with respect to the US$50.00 stated amount per Unit. The Amortizing Notes will be the Company’s general unsecured senior obligations and will rank equally with all of the existing and future other unsecured indebtedness of the Company.

If the Company elects to settle the Purchase Contracts early, holders of Amortizing Notes will have the right to require the Company to repurchase their Amortizing Notes for cash at the repurchase price set forth in the First Supplemental Indenture.

All payments in respect of the Amortizing Notes will be made without withholding or deduction for any taxes except to the extent required by law. If withholding or deduction is required by law in a relevant tax jurisdiction, subject to certain exceptions, the Company will pay additional amounts so that the net amount received by a holder of Amortizing Notes or beneficial owner after such withholding or deduction is no less than the amount that such holder or beneficial owner would have received in the absence of such withholding or deduction.

If certain changes in tax law in a relevant jurisdiction become effective that would require the Company to pay additional amounts or make certain tax indemnification payments with respect to the Amortizing Notes, the Company may redeem the Amortizing Notes in whole, but not in part, for cash at the redemption price set forth in the First Supplemental Indenture.

The Indenture contains customary terms and covenants, including that upon certain events of default occurring and continuing, either the U.S. trustee or the holders of not less than 25% in aggregate principal amount of the Amortizing Notes then outstanding may declare the unpaid principal of the Amortizing Notes and any accrued and unpaid interest thereon immediately due and payable. In the case of certain events of bankruptcy, insolvency or reorganization relating to the Company, the principal amount of the Amortizing Notes together with any accrued and unpaid interest thereon will automatically become due and payable.

General

Each Unit may be separated into its constituent Purchase Contract and Amortizing Note after the initial issuance date of the Units, and the separate components may be combined to create a Unit, in each case in accordance with the terms of the Purchase Contract Agreement.

The Units are listed on the New York Stock Exchange under the symbol “GFLU”. However, the Company has not initially applied to list the separate Purchase Contracts or the separate Amortizing Notes on any securities exchange or automated inter-dealer quotation system.

The foregoing descriptions of the Units, the Purchase Contracts and the Amortizing Notes are summaries and are not meant to be complete descriptions of the Units, the Purchase Contracts and the Amortizing Notes. Each summary is qualified in its entirety by the Purchase Contract Agreement (including the forms of Unit and Purchase Contract included therein), the Base Indenture and the First Supplemental Indenture (including the form of Amortizing Note), as applicable, which are furnished as Exhibits 4.1, 4.4 and 4.5, respectively, to this Current Report on Form 6-K and are incorporated herein by reference as though each were fully set forth herein.

Investor Rights Agreements

On March 5, 2020, the Company entered into new investor rights agreements with each of an affiliate of BC Partners Advisors L.P. (“BC Partners”), an affiliate of Ontario Teachers’ Pension Plan Board (“Ontario Teachers”), an affiliate of Magny Cours Investment Pte Ltd. (“GIC”) and Patrick Dovigi, Josaud Holdings Inc., Josaud II Holdings Inc., Sejosa Holdings Inc. and Sejosa II Holdings Inc. (collectively, the “Dovigi Group”), each of which are furnished as Exhibits 10.1 through 10.4 to this Current Report on Form 6-K and are incorporated herein by reference as though each were fully set forth herein.

Registration Rights Agreement

On March 5, 2020, the Company entered into the third amended and restated registration rights agreement among BC Partners, Ontario Teachers, GIC, Sejosa Holdings Inc., Wrangler Co-Invest L.P., Moreno Street District Lending Fund, L.P., Mezzanine Partners III, L.P., MP III Offshore Equity Investments L.P., AP Mezzanine Partners III, L.P., SAL Trust Holdings LLC and Poole Private Capital, LLC, which is furnished as Exhibit 10.5 to this Current Report on Form 6-K and is incorporated herein by reference as though it were fully set forth herein.

Amendments to Articles of Incorporation and Bylaws.

Second Amended and Restated Certificate of Incorporation and Bylaws

On March 5, 2020, GFL Environmental Holdings Inc. amalgamated with GFL Environmental Inc., a wholly owned subsidiary of GFL Environmental Holdings Inc., and will continue as GFL Environmental Inc. In connection with the Subordinate Voting Share Offering and such amalgamation, the Articles of Organization of GFL Environmental Inc. and the by-laws of GFL Environmental Inc. were modified. The Articles of

Amalgamation of GFL Environmental Inc., By-law No. 1 of GFL Environmental Inc., Advance Notice By-law of GFL Environmental Inc. and Forum Selection By-law of GFL Environmental Inc. are furnished as Exhibit 3.1, 3.2, 3.3 and 3.4, respectively, and are incorporated by reference as though each were fully set forth herein.

Other Events.

Redemption, Satisfaction and Discharge

On March 5, 2020, the Company issued notices to redeem the 2022 Notes and the 2023 Notes in full in accordance with the indentures governing such notes and deposited amounts sufficient to redeem the 2022 Notes and the 2023 Notes with the applicable trustee and thereafter satisfied and discharged its obligations under the 2022 Notes and the 2023 Notes and the indentures governing such notes.

On March 6, 2020, the Company redeemed (i) US$270.0 million (or approximately C$360.0 million) aggregate principal amount of the 2026 Notes and (ii) US$240.0 million (or approximately C$320.0 million) aggregate principal amount of the 2027 Notes.

Exhibit Index

The following exhibits are furnished as part of this Current Report on Form 6-K:

Exhibit Number	Description
3.1*	Articles of Amalgamation of GFL Environmental Inc.

3.2*	By-law No. 1 of GFL Environmental Inc.

3.3*	Advance Notice By-law of GFL Environmental Inc.

3.4*	Forum Selection By-law of GFL Environmental Inc.

4.1*	Purchase Contract Agreement, dated March 5, 2020, among GFL Environmental Inc., U.S. Bank N.A. and Computershare Trust Company of Canada.

4.2*	Form of Unit (included in Exhibit 4.1).

4.4*	Indenture relating to the Senior Securities, dated March 5, 2020, between GFL Environmental Inc. and US Bank, N.A.

4.5*	Supplemental Indenture relating to the Amortizing Notes, dated March 5, 2020, among GFL Environmental Inc., US Bank, N.A. and Computershare Trust Company of Canada.

4.6*	Form of Amortizing Note (included in Exhibit 4.5).

10.1*	Investor Rights Agreement, dated March 5, 2020, among Patrick Dovigi, Sejosa Holdings Inc., Josaud Holdings Inc., BC Partners Advisors L.P. and GFL Environmental Inc.

10.2*	Investor Rights Agreement, dated March 5, 2020, among BCEC-GFL Holdings (Guernsey) L.P., BCEC-GFL Borrower (Cayman) LP and GFL Environmental Inc.

10.3*	Investor Rights Agreement, dated March 5, 2020, between OTPP Environmental Services Trust and GFL Environmental Inc.

10.4*	Investor Rights Agreement, dated March 5, 2020, among Magny Cours Investment Pte Ltd., GFL Borrower II (Cayman) LP and GFL Environmental Inc.

10.5*

Registration Rights Agreement, dated March 5, 2020, by and among GFL Environmental Inc., BCEC-GFL Holdings (Guernsey) L.P., OTPP Environmental Services Trust, Magny Cours Investment Pte Ltd., Sejosa Holdings Inc., Wrangler Co-Invest L.P., Moreno Street District Lending Fund, L.P., Mezzanine Partners III, L.P., MP III Offshore Equity Investments L.P., AP Mezzanine Partners III, L.P., SAL Trust Holdings LLC and Poole Private Capital, LLC.

10.6*	Coattail Agreement, dated March 5, 2020, among GFL Environmental Inc., Sejosa Holdings Inc., Sejosa II Holdings Inc. and Computershare Trust Company of Canada.

10.7

Fifth Amended and Restated Credit Agreement, entered into as of February 26, 2019, among GFL Environmental Inc., each of GFL Environmental Inc.’s subsidiaries party thereto, Bank of Montreal, as administrative agent and the lenders party thereto (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1/A, filed on September 12, 2019).

10.8

Term Loan Credit Agreement, entered into as of September 30, 2016, among GFL Environmental Inc., each of GFL Environmental Inc.’s subsidiaries party thereto, Barclays Bank PLC, as administrative agent and the lenders party thereto (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1/A, filed on September 12, 2019).

10.9

Amendment 1 to the Term Loan Credit Agreement, entered into as of May 31, 2018, among GFL Environmental Inc., each of GFL Environmental Inc.’s subsidiaries party thereto, Barclays Bank PLC, as administrative agent and the lenders party thereto (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1/A, filed on September 12, 2019).

Exhibit Number	Description
10.10

Amendment 2 to Term Loan Credit Agreement, entered into as of November 14, 2018, among GFL Environmental Inc., each of GFL Environmental Inc.’s subsidiaries party thereto, Barclays Bank PLC, as administrative agent and the lenders party thereto (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1/A, filed on September 12, 2019).

10.11

Indenture, dated as of May 14, 2018, among GFL Environmental Inc. (as successor to Hulk Finance Corp.), the guarantors party thereto and Computershare Trust Company, N.A., as trustee, relating to the 7.000% Senior Notes due 2026 (incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form F-1/A, filed on September 12, 2019).

10.12	Form of Note for 7.000% Senior Notes due 2026 (incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form F-1/A, filed on September 12, 2019).

10.13

First Supplemental Indenture, dated as of May 31, 2018, among GFL Environmental Inc., the guarantors party thereto and Computershare Trust Company, N.A., as trustee, relating to the 7.000% Senior Notes due 2026 (incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form F-1/A, filed on September 12, 2019).

10.14

Fourth Supplemental Indenture, dated as of December 16, 2019, among GFL Environmental Inc., the guarantors party thereto and Computershare Trust Company, N.A., as trustee, relating to the 7.000% Senior Notes due 2026 (incorporated by reference to Exhibit 4.5 to the Company’s Registration Statement on Form F-1/A, filed on February 4, 2020).

10.15

Indenture, dated as of April 23, 2019, among GFL Environmental Inc., the guarantors party thereto and Computershare Trust Company, N.A., as trustee, relating to the 8.500% Senior Notes due 2027 (incorporated by reference to Exhibit 4.5 to the Company’s Registration Statement on Form F-1/A, filed on September 12, 2019).

10.16	Form of Note for 8.500% Senior Notes due 2027 (incorporated by reference to Exhibit 4.5 to the Company’s Registration Statement on Form F-1/A, filed on September 12, 2019).

10.17

Indenture, dated as of December 16, 2019, among GFL Environmental Inc., the guarantors party thereto and Computershare Trust Company, N.A., as trustee and notes collateral agent, relating to the 5.125% Senior Secured Notes due 2026 (incorporated by reference to Exhibit 4.7 to the Company’s Registration Statement on Form F-1/A, filed on February 25, 2020).

10.18	Form of Note for 5.125% Senior Secured Notes due 2026 (incorporated by reference to Exhibit 4.7 to the Company’s Registration Statement on Form F-1/A, filed on February 25, 2020).

10.19

First Supplemental Indenture, dated as of December 30, 2019, among GFL Environmental Inc., the guarantors party thereto and Computershare Trust Company, N.A., as trustee and notes collateral agent, relating to the 5.125% Senior Secured Notes due 2026 (incorporated by reference to Exhibit 4.8 to the Company’s Registration Statement on Form F-1/A, filed on February 25, 2020).

10.20

Second Supplemental Indenture, dated as of February 19, 2020, among GFL Environmental Inc. 2020, GFL Environmental Inc., the guarantors party thereto and Computershare Trust Company, N.A., as trustee and notes collateral agent, relating to the 5.125% Senior Secured Notes due 2026 (incorporated by reference to Exhibit 4.9 to the Company’s Registration Statement on Form F-1/A, filed on February 25, 2020).

*Furnished herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GFL Environmental Inc.

By:	/s/ Mindy Gilbert
Name:	Mindy Gilbert
Title:	Executive Vice President and General Counsel

Date: March 11, 2020